

Mail Stop 4631

August 24, 2015

Via e-mail
G. Michael Callahan, Jr.
Chief Executive Officer
GMS Inc.
100 Crescent Centre Parkway, Suite 800
Tucker, Georgia 30084

> **Re:** **GMS Inc.**
> **Registration Statement on Form S-1**
> **Filed July 28, 2015**
> **File No. 333-205902**

Dear Mr. Callahan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market and Industry Data, page i

1. You state that your references to being a leader in a market or product category refer to your belief that you hold that position based on volume for wallboard and sales dollars for ceilings. As you frequently present your 11% market share in wallboard and 14% market share in ceilings together, please clarify your presentation by either presenting your market share in both product categories based on both metrics or by making explicit the manner in which market share for each product category has been determined.

2. You state that "discussions herein regarding [y]our various markets are based on how [you] define the markets for [y]our products." Please revise to ensure that when you clearly described how you define those markets.

Prospectus Summary, page 1

Our Company, page 1

3. You state that you are "the leading North American distributor of wallboard, suspended ceiling systems and complementary interior construction products." We note your belief that you have the leading market share position in wallboard and ceilings, but you have provided no basis for the statement that you are leading North American distributor for complementary interior products. Please revise to make apparent the basis for your statement.

Differentiated operating model, page 6

4. You refer here and elsewhere to your balanced mix of business between the commercial and residential markets, as well as new construction and R&R markets. Please disclose, where appropriate, your end-market exposure.

Risk Factors, page 36

A disruption or breach of our IT systems could adversely impact our business and operations, page 31

5. Please revise your disclosure under this risk factor to address the risks raised by your lack of effective IT general computer controls, disclosed on page 36.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Results of Operations, page 54

6. While you discuss the impact of costs related to the Acquisition on selling, general and administrative costs, you do not discuss what led to the 20% increase in selling, general and administrative costs exclusive of costs related to the Acquisition from period to period. Please revise to provide a discussion of the drivers behind the changes in selling, general and administrative expenses from period to period, both here and on page 59.

7. We note your analysis of the change in Adjusted EBITDA for the periods presented herein and on page 61. Please revise to also present an analysis of net loss for those periods.

<u>Liquidity and Capital Resources, page 61</u>

8. We note your analysis of the change in Adjusted working capital for the periods presented on page 62. Please revise to also present an analysis of GAAP working capital for those periods.

<u>Covenants under the ABL Facility and Term Loan Facilities, page 66</u>

9. Please revise here or under Description of Certain Indebtedness, as appropriate, to clarify the manner in which "excess cash flow" is calculated for purposes of the Term Loan Facilities and the total leverage ratio targets that you refer to here.

<u>Derivative Financial Instruments, page 67</u>

10. Please revise, here or elsewhere as appropriate, to provide the disclosure required by Item 305 of Regulation S-K.

<u>Compensation Discussion and Analysis, page 102</u>

<u>Payments upon Certain Events of Termination or Change in Control, page 113</u>

11. Please revise to quantify the payments that would be due to your NEOs if terminated for cause. Please refer to Item 402(j)(2) of Regulation S-K, and instruction 1 to Item 402(j) of Regulation S-K.

<u>Litigation and Legal Proceedings, page 93</u>

12. We note your disclosure regarding your asbestos settlements. If it is reasonably possible that an amount of loss in excess of accrual could materially impact your results of operations, financial position, and/or cash flows, please revise Note 17 to the financial statements to disclose an estimate of the range of reasonably possible loss in excess of accrual or disclose that you are unable to make such an estimate.

<u>Principal Stockholders, page 118</u>

13. Please advise why, per footnote (1) to the table on page 119, you have excluded shares of common owned by other parties to the Stockholders' Agreement that AEA may be deemed to beneficially own.

Certain Relationships and Related Party Transactions, page 120

Other Relationships and Transactions, page 122

14. Please revise to disclose the manner in which Messrs. Mueller, Callahan and Adams are affiliated with SWP, and the approximate dollar amount of their interests in the transactions that you disclose here. Please refer to Item 404(a)(2) and Item 404(a)(4) of Regulation S-K.

18. Segments, page F-40

15. Compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted.

16. We note you have aggregated seven operating segments into one reportable segment due to "similarities between the geographic operating segments." Please provide us with an analysis that includes sales, gross margin, operating profit, and Adjusted EBITDA information for each of your identified operating segments for the last five years, along with projected amounts and any other information you believe would be useful to help us understand how the operations are all economically similar. Please also address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operation and increasing for another).

17. Please tell us why the company is organized into these seven operating segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do at (202)551-3743 or Terence O'Brien at (202)551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

CC: Andrew Barkan (*via e-mail*)
Fried, Frank, Harris, Shriver & Jacobson LLP